Item 1		Security and Issuer

This Statement on Schedule 13D (the "Statement") relates to
Shares of Jones Lang LaSalle Incorporated ("JLL") common stock (the "Common Stock"). The principal executive offices of JLL are located at 200 East Randolph Drive, Chicago, Illinois 60601.


Item 2	Identity and Background

(a)-(c) This Statement is being filed by Gothaer Lebensversicherung a.G., a German mutual insurance company ("Gothaer"). Gothaer is organized in Germany. The principal business address of Gothaer is Gothaer Platz 2-8, 37083 Goettingen, Germany. Gothaer's principal business is the sale of life and annuity insurance and any additional insurance in connection thereto, including insurance brokerage in other insurance lines, home loan and savings contracts, and other savings agreements provided that such agreements are related to the business of insurance. Gothaer also manages pension schemes, which provide benefits in the event of death, termination of employment or impairment of earning capacity, as well as endowment insurance.

(d)-(e) During the last five years, neither Gothaer nor, to the knowledge of Gothaer, any of the persons listed in Schedule I hereto
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	The names, business addresses and principal businesses of each of the directors and executive officers of Gothaer are set forth in Schedule I hereto and incorporated by reference herein.


Item 3	Source and Amount of Funds or other Consideration

Gothaer acquired 507,750 shares of Common Stock of JLL on June 2, 2000. The source of Gothaer's payment of the purchase price were its tied assets. Gothaer did not purchase any of the Common Stock with borrowed funds. In past transactions, Gothaer has acquired a total of 1,226,844 shares of Common Stock of JLL spread across the following dates:
July 15, 1999; July 16, 1999; July 19, 1999; July 21, 1999; August 31, 1999;
September 15, 1999; November 23, 1999 and March 31, 2000.


Item 4	Purpose of the Transaction

	(a)-(j) On June 2, 2000, Gothaer acquired the Common Stock of
JLL for investment purposes. According to Gothaer and to the best of Gothaer's knowledge, none of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) though (j) of Item 4 of
Schedule 13D.


Item 5		Interest in Securities of the Issuer

	(a) As of December 21, 2000, Gothaer beneficially owns 1,734,594 shares of the Common Stock of JLL, which represents approximately
5.70% of the shares of Common Stock currently issued and outstanding.

	(b) As of December 14, 2000, Gothaer has sole power to vote or direct the vote and dispose and direct the disposition of 1,734,594 shares.

(c) Except as described herein, neither Gothaer nor, to the best of Gothaer's knowledge, any of the individuals named in Schedule
I hereto, has effected any transaction in JLL stock during the past 60 days.

(d) To the best of Gothaer's knowledge, none of Gothaer's executive officers or directors is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of JLL.

(e) Not applicable.



Item 6		Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

	Neither Gothaer nor, to the best of Gothaer's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of JLL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7	Material to be Filed as Exhibits

	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December ____________, 2000

____________________________
Signature
____________________________
Name/Title
Schedule I to Schedule 13D


Following is a list of each executive officer and director of Gothaer setting forth the business address and present principal employment
(and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of Germany (unless otherwise noted beneath their name) and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Name
Position with Gothaer
Principal Employment
and Business
Address
Dr. Reinhard Blei
Chairman of the
Management Board
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany
Dr. Wolfgang Peiner
Deputy Chairman of the
Management Board
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany
Dr. Martin Balleer
Management Board
Member
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany
Werner Goerg
Management Board
Member
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany
Dr. Hans Loeffler
Management Board
Member
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany
Dr. Gerd Meyer
Management Board
Member
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany
Manfred Rupprecht
Management Board
Member
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany
Dr. Herbert Schmitz
Management Board
Member
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany
Dr. Martin Wagener
Management Board
Member
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany
Dr. Klaus Murmann
Chairman of the
Supervisory Board
Gothaer
Lebensversicherung
a.G., Gothaer Platz
2-8, 37083
Goettingen, Germany